Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

HT NATURALS INC.

HT Naturals Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: That the Certificate of Incorporation of the Corporation be amended by changing the FIRST Article thereof so that, as amended said Article shall read as follows:

“FIRST: The name of the Corporation is Functional Brands Inc.

SECOND: The aforesaid amendment to the Certificate of Incorporation was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 23rd day of March, 2023.

HT Naturals Inc.

By:	/s/ Eric Gripentrog
Name:	Eric Gripentrog
Title:	Chief Executive Officer